Orko Silver Corp.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated October 23, 2006 with regards to Registration Statement Amendment #1 on Form 20-F filed on September 18, 2006.

Comment Number	Page	Response

1	17, 28 Financial Statements	The disclosure in the text and in the financial statements has been revised to reflect the Company’s transactions to acquire the additional percentage interests.

2	Financial Statements

The captions have been revised to “Exploration Expenses” in the Statements of Operations and Deficit. The headers of both the annual and interim statements have also been revised to add “An Exploration Stage Company”.

3	75	The disclosure regarding FAS 123(R) has been expanded to include the company’s anticipated adoption of the required reporting obligation.

4	75	The disclosure regarding the differences between Canadian and U.S. GAAP for accounting for mineral properties has been expanded.

5	77	The deficit amounts for the beginning and ending of the 3 month periods have been added.

6	85 35-36	The U.S. GAAP reconciliation note has been expanded to add the required reconciling information. The text has been updated with the revised U.S. GAAP reconciliation table and discussion.

7	Exhibits	The new auditors consent has been updated.

Sincerely,

/s/  Gary Cope

Gary Cope, President